

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2020

Jonathan Benfield
Chief Financial Officer
CrossAmerica Partners LP
600 Hamilton Street, Suite 500
Allentown, PA 18101

     Re: CrossAmerica Partners LP
         Form 10-K for the Fiscal Year Ended December 31, 2019
         Filed February 26, 2020
         File No. 1-35711

Dear Mr. Benfield:

We have reviewed your August 25, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 28, 2020 letter.

Form 10-K for the Fiscal Year Ended December 31, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Segment Results, page 52

1.   We reviewed your response to comment 1 and the related disclosure in Form 10-Q for the Quarterly Period Ended June 30, 2020. Operating income is your segment profitability measure and is disclosed pursuant to ASC 280. Non-GAAP financial measures do not include financial measures that are required to be disclosed by GAAP. Please remove the reconciliation of segment operating income to consolidated Adjusted EBITDA. Refer to Question 104.01 of the Division of Corporation Finance's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

<u>Item 8. Financial Statements</u>
<u>Consolidated Statements of Income, page 71</u>

2.   We reviewed your response to comment 2. Please provide summarized financial information for CST Fuel Supply in the notes to the financial statements. Refer to Rule 4-08(g) of Regulation S-X.

 You may contact Adam Phippen at (202) 551-3336 or Bill Thompson at (202) 551-3344 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services